# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hinge Health, Inc., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 455 Market Street, 7th Floor, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 05/23/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001768640

## Reporting persons
- Bessemer Venture Partners X L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,119,271; shared voting power 0; sole dispositive power 2,119,271; shared dispositive power 0; aggregate amount beneficially owned 2,119,271 (7.2% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer underlying shares of Class B Common Stock beneficially owned by the Reporting Person, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 27,223,448 shares of Class A Common Stock as of July 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.
- Bessemer Venture Partners X Institutional L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,989,436; shared voting power 0; sole dispositive power 1,989,436; shared dispositive power 0; aggregate amount beneficially owned 1,989,436 (6.8% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer underlying shares of Class B Common Stock beneficially owned by the Reporting Person, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 27,223,448 shares of Class A Common Stock as of July 31, 2025 as reported in the Issuer's Quartlery Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.
- Deer X & Co. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,108,707; shared voting power 0; sole dispositive power 4,108,707; shared dispositive power 0; aggregate amount beneficially owned 4,108,707 (13.1% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer underlying shares of Class B Common Stock beneficially owned by the Reporting Person, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 27,223,448 shares of Class A Common Stock as of July 31, 2025 as reported in the Issuer's Quartlery Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.
- Deer X & Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,108,707; shared voting power 0; sole dispositive power 4,108,707; shared dispositive power 0; aggregate amount beneficially owned 4,108,707 (13.1% of the class)
  Comment: Represents shares of Class A Common Stock of the Issuer underlying shares of Class B Common Stock beneficially owned by the Reporting Person, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned set forth in row 11 above is based on a total of 27,223,448 shares of Class A Common Stock as of July 31, 2025 as reported in the Issuer's Quartlery Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.

## Item 1. Issuer
Name of issuer: Hinge Health, Inc.
Address of issuer's principal executive offices: 455 Market Street, 7th Floor, San Francisco, CA 94105

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following persons with respect to certain shares of Class B Common Stock (the "Shares" or the "Common Stock") of the Issuer. Bessemer Venture Partners X L.P. ("BVP X"), Bessemer Venture Partners X Institutional L.P. ("BVP X Inst" and together with BVP X, the "Funds") directly own shares of Common Stock.

Deer X Ltd, Deer X LP, BVP X and BVP X Inst are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deer X Ltd-4,108,707 shares
DeerX LP - 4,108,707 shares
BVP X - 2,119,271 shares
BVP X Inst - 1,989,436 shares
Percent of class:
Deer X Ltd- 13.1%
DeerX LP - 13.1%
BVP X - 7.2%
BVP X Inst - 6.8%
Represents shares of Class A Common Stock of the Issuer underlying shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Persons, which shares of Class B Common Stock are convertible, at the option of the holder, into shares of Class A Common Stock on a 1-for-1 basis. The percentage of shares beneficially owned is based on a total of 27,223,448 shares of Class A Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quartelry Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.
Sole power to vote or to direct the vote:
Deer X Ltd-4,108,707 shares
DeerX LP - 4,108,707 shares
BVP X - 2,119,271 shares
BVP X Inst - 1,989,436 shares
Shared power to vote or to direct the vote:
Deer X Ltd- 0 shares
DeerX LP - 0 shares
BVP X - 0 shares
BVP X Inst - 0 shares
Sole power to dispose or to direct the disposition:
Deer X Ltd-4,108,707 shares
DeerX LP - 4,108,707 shares
BVP X - 2,119,271 shares
BVP X Inst - 1,989,436 shares
Shared power to dispose or to direct the disposition:
Deer X Ltd- 0 shares
DeerX LP - 0 shares
BVP X - 0 shares
BVP X Inst - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of Deer X LP, which in turn is the general partner of the Funds, Deer X Ltd may be deemed to beneficially own all 4,108,707 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bessemer Venture Partners X L.P.: /s/ Scott Ring, Scott Ring, GC Deer X &Co. Ltd., the GP of Deer X & Co. L.P., the GP of Bessemer Venture Partners X, L.P. (08/14/2025)
- Bessemer Venture Partners X Institutional L.P.: /s/ Scott Ring, Scott Ring, GD Deer X&Co. Ltd., the GP of Deer X &Co. L.P., the GP of Bessemer Venture Partners X Institutional L.P. (08/14/2025)
- Deer X & Co. L.P.: /s/ Scott Ring, /s/ Scott Ring, General Counsel Deer X & Co. Ltd., the GP of Deer X & Co. L.P. (08/14/2025)
- Deer X & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel (08/14/2025)